Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915 www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES FILING OF SHELF REGISTRATION STATEMENT

Vancouver, Canada, October 10, 2006 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States of up to an aggregate of U.S.$150 million of Cardiome’s common shares from time to time in one or more offerings over the next 25 months. This shelf prospectus is intended to give Cardiome the flexibility to take advantage of financing opportunities when market conditions are favourable to Cardiome. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be provided.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Curtis Sikorsky, Chief Financial Officer, at Cardiome’s address at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome and its co-development partner Astellas Pharma US, Inc. are working toward re-submitting a New Drug Application for vernakalant (iv) following receipt of a Refusal to File letter from the FDA in May 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.